Exhibit 99.1

Nyxoah Submits Fourth and Final Module in PMA Application for Genio to the US FDA

July 1, 2024

Nyxoah Submits Fourth and Final Module in PMA Application for Genio to the US FDA

Mont-Saint-Guibert (Belgium), July 1, 2024, 8:00am CET / 2:00am ET – (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today announced that the Company submitted the fourth and final module of its Premarket Approval (PMA) application for Genio to the U.S. Food and Drug Administration (FDA).

Genio is a different approach to hypoglossal nerve stimulation (HGNS). Genio offers patients a leadless, fully-body MRI compatible, non-implanted battery solution, powered and controlled by a wearable. Thanks to the fully upgradable wearable component, Genio patients can always have access to the most advanced technology without needing another surgery. In March 2024, Nyxoah announced the DREAM U.S. pivotal study data achieved a statistically significant reduction in the co-primary endpoints of 12-month AHI responder rate, per the Sher criteria, and ODI responder rate, both on an intent-to-treat basis, and that Genio is the only HGNS solution to show similar outcomes in supine and non-supine sleep.

“I am proud to achieve this important milestone, which brings us one step closer to offering Genio to obstructive sleep apnea patients in the U.S. I would like to congratulate our entire team on their hard work in completing the PMA submission. I could not be more excited for the remainder of 2024, which includes presenting the complete DREAM data at the International Surgical Sleep Society meeting in September and preparing for a U.S. launch by the end of the year,” commented Olivier Taelman, Nyxoah’s Chief Executive Officer.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company is currently conducting the DREAM IDE pivotal study for FDA and US commercialization approval.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company's or, as appropriate, the Company directors' or managements' current expectations regarding the Genio® system; planned and ongoing clinical studies of the Genio® system; the potential advantages of the Genio® system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio® system; the utility of clinical data in potentially obtaining FDA approval of the Genio® system; and the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. Additionally, these risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2024, and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contact:

Nyxoah

David DeMartino, Chief Strategy Officer

IR@nyxoah.com

For Media

Belgium/France

Backstage Communication – Gunther De Backer
gunther@backstagecom.be

International/Germany

MC Services – Anne Hennecke
anne.hennecke@mc-services.eu

Attachment

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